Exhibit 12.1

NEWELL RUBBERMAID INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2016	Years Ended December 31,
(dollars in millions)		2015	2014	2013	2012	2011
Earnings Available for Fixed Charges:
Income from continuing operations before taxes	$221.9	$337.5	$462.1	$536.3	$552.0	$202.3
Equity (income) loss of affiliates	(1.4)	(0.6)	—	0.2	(0.6)	1.5

Total earnings available for fixed charges	220.5	336.9	462.1	536.5	551.4	203.8
Fixed charges:
Interest expense (1)	157.1	88.1	64.3	62.3	80.4	88.4
Portion of rent determined to be interest (2)	28.0	34.7	35.0	37.7	41.2	40.2

	$405.6	$459.7	$561.4	$636.5	$673.0	$332.4

Fixed Charges:
Interest expensed and capitalized	$157.6	$89.3	$64.4	$62.4	$81.3	$90.1
Portion of rent determined to be interest (2)	28.0	34.7	35.0	37.7	41.2	40.2

	$185.6	$124.0	$99.4	$100.1	$122.5	$130.3

Ratio of Earnings to Fixed Charges	2.19	3.71	5.65	6.36	5.49	2.55

(1)	Excludes interest capitalized during the year.
(2)	A standard ratio of 33% was applied to gross rent expense to approximate the interest portion of short-term and long-term leases.